Exhibit 99.2

Fenbo Holdings Limited

Registered Company No 394572

(the Company)

Proxy Form

I/We1	________________________________________________________
of	________________________________________________________

being a member/members of the Company and the holder/holders of ______________________________________ (number and class of shares) appoint as my/our proxy [2]
________________________________________________________
of	________________________________________________________

at the extraordinary general meeting of the Company to be held at Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong on September 29, 2025 at 10:00 a.m. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution			For	Against	Abstain

1

RESOLVED, as a special resolution that, as a special resolution that, the Company adopt the amended and restated memorandum and articles of association (the ARM&A) in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association, the form of which is attached to this notice and the accompany proxy statement as Appendix 1, with immediate effect.

     (i)

			☐	☐	☐

2	RESOLVED, as an ordinary resolution that, the authorised share capital of the Company be changed with immediate effect as follows:		☐	☐	☐

	FROM:	US$30,300 divided into 303,000,000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each,

	TO:	US$30,300 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write “The chairperson” without inserting an address.

3	RESOLVED, as a special resolution that, the shares of the Company be redesignated with immediate effect as follows:		☐	☐	☐

	(i)	the 8,000,000 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the name of Luxury Max Investments Limited be redesignated as 8,000,000 issued class B ordinary shares of US$0.0001 each (the Class B Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A;

	(ii)	the remaining 3,062,500 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 3,062,500 issued class A ordinary shares of US$0.0001 each (the Class A Ordinary Shares), having the rights and subject to the restrictions set out in the ARM&A;

	(iii)	the 281,937,500 authorised but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 281,937,500 authorised but unissued Class A Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A;

	(iv)	the 7,000,000 authorised but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 7,000,000 authorised but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A; and

	(v)	the 3,000,000 authorised but unissued preference shares of par value of US$0.0001 each in the capital of the Company be redesignated as 3,000,000 authorised but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A.

Dated ______________ 2025

Executed by: _________________________
Signature of shareholder Name of Authorised Officer/Attorney: ________________________[3]

3 To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.